Mail Stop 3010

July 23, 2009

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

       Re: Cedar Shopping Centers, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for the Fiscal Quarter Ended March 31, 2009
              File No. 001-31817

Dear Mr. Ullman:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1A. Risk Factors, page 9

1.   Refer to the last paragraph on page 10. We note that a number of tenants in the process of negotiating or renegotiating leases have sought to limit their payment of base rent, allocable common area charges and real estate taxes and, in some cases, have unilateral reduced rent payments. In addition, the company's collection of common area charges has declined and may decline further as a

result of vacancies, default, and tenant resistance. Please tell us what consideration you gave to discussing within MD&A the effects these adverse trends have had and are expected to have on operating results.

Item 8 – Financial Statements and Supplementary Data, page 37

Note 2 – Summary of Significant Accounting Policies, page 44

Intangible Lease Asset/Liability, page 46

2.   We note that the amounts allocated to above market leases and below market lease values are amortized to rental income, over the remaining non-cancelable terms of the respective leases. Please clarify whether the below market leases have fixed rate renewal options and if so how those are considered in the determination of the amortization period.

Form 10-Q for the quarter ended March 31, 2009

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Recently-Issued Accounting Pronouncements, page 21

3.   We note that you have reclassified certain redeemable operating partnership units into permanent equity while the remaining units that do not meet the requirements of EITF D-98 continue to be classified as temporary equity on the balance sheet. Explain to us the difference in the redemption terms or other provisions of the units that support your conclusion of classifying these units between permanent and temporary equity.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant